PAESANO | AKKASHIAN

ATTORNEYS & COUNSELORS

132 North Old Woodward Avenue
Birmingham, Michigan 48009
P 248.792.6886
F 248.792.6885
www.paesanoakkashian.com

Anthony R. Paesano
Brian M. Akkashian
Richard M. Apkarian, Jr.

Daniel S. Hoops
Of Counsel
Also Licensed in Florida

March 18, 2013

U.S. Securities and Exchange Commission
c/o William H. Thompson
100 F. St. NE
Washington, D.C. 20549

Re: Cotton Bay Holdings, Inc.
Form 8-K
Filed March 11, 2013
File No. 0-51413

Dear Mr. Thompson:

I am the attorney for Cotton Bay Holdings, Inc. I am in receipt of your March 12, 2013 correspondence setting forth comment to my client's March 11, 2013 Form 8-K. I am requesting a ten-day extension to respond in light of my travel to Texas this week, and additional time needed to coordinate a response with Lake & Associates, the company's former auditor. Unless otherwise advised to the contrary, the company shall file its response and/or amended Form 8-K by or before March 29, 2013. I have instructed my office to file this correspondence on EDGAR.

Please contact me if my request for an extension of time is not acceptable. Thank you for your cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

Anthony R. Paesano

cc: Client